UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LEGG MASON, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

524901105

(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nelson Peltz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,259,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,259,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,259,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%*

14	TYPE OF REPORTING PERSON IN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 4, 2015
(the “Form 10-Q”).

1	NAME OF REPORTING PERSON Peter W. May

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,259,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,259,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,259,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%*

14	TYPE OF REPORTING PERSON IN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Edward P. Garden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,259,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,259,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,259,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%*

14	TYPE OF REPORTING PERSON IN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,259,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,259,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,259,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,259,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,259,964

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,259,964

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%*

14	TYPE OF REPORTING PERSON OO

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,351,511
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,351,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,511

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.09%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,972,630
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,972,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,972,630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.30%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 288,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 288,714

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,714

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian SPV (SUB) V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0624408

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,220,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,220,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,137
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.93%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,043,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,043,382

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,382

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.93%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 314,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 314,298

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,298

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%*

14	TYPE OF REPORTING PERSON PN

* Calculated based on 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Form 10-Q.

This Amendment No. 6 (“Amendment No. 6”) relates to the Schedule 13D filed with the Securities and Exchange Commission on December 28, 2009 as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2010, Amendment No. 2 to Schedule 13D filed on August 4, 2011, Amendment No. 3 to Schedule 13D filed on September 28, 2012, Amendment No. 4 to Schedule 13D filed on December 2, 2014 and Amendment No. 5 to Schedule 13D filed on December 19, 2014 (as amended, the “Statement”) relating to the Common Stock, $0.10 par value per share (the “Shares”), of Legg Mason, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 International Drive, Baltimore, MD 21202.

Items 4, 5, and 7 of the Statement are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

Immediately prior to the sales of Shares listed in Item 5 below, the Filing Persons beneficially owned, in the aggregate, 12,887,964 Shares of which SPV V directly and beneficially owned 1,848,068 of such Shares (all of which were acquired in 2009). The sales of the Issuer’s Shares were in connection with a redemption request from the remaining investor in the parent entity of SPV V in connection with the expiration of the applicable lock-up period and as a result of the redemption request, SPV V (whose sole investment is Shares of the Issuer) currently plans to sell the remaining 1,220,068 Shares that it holds. None of the other Filing Persons holds Shares as its sole investment. The Filing Persons are very pleased with the Issuer’s growth and development and believe that the Issuer’s strong and dedicated Board is keenly focused on the creation of long term shareholder value. The Filing Persons continue to be a large shareholder of the Issuer and currently expect to remain an engaged shareholder for the foreseeable future.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on April 3, 2015, the Filing Persons beneficially owned, in the aggregate, 12,259,964 Shares, representing approximately 10.88% of the Issuer’s outstanding Shares (based upon 112,656,449 shares of Common Stock outstanding as of January 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on February 4, 2015 (the “Form 10-Q”)).

(b) Each of Trian Management, Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA beneficially and directly owns and has sole voting power and sole dispositive power with regard to: 21,224; 2,351,511; 5,972,630; 288,714; 1,220,068; 1,048,137; 1,043,382; and 314,298; Shares, respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, Parallel Fund I, SPV V, Strategic Fund, Strategic Fund-A and Trian ERISA directly and beneficially own. Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Mr. May, Mr. Garden, Trian Management and Trian Management GP, by virtue of an agreement with Mr. Peltz (discussed in Item 5), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Director Shares. Each of Mr. Peltz, Mr. May, Mr. Garden, Trian Management and Trian Management GP disclaims beneficial ownership of such Director Shares for all other purposes.

(c) The following table sets forth all transactions with respect to the Shares effected during the last 60 days by any of the Filing Persons, inclusive of all transactions effected through 4:00 p.m., New York City time, on April 3, 2015. All such transactions in the table were effected in the open market. The prices set forth below do not include commissions.

Name	Date	Shares	Price	Type

SPV V	04/01/2015	128,000	55.2085	Sale

SPV V	04/02/2015	500,000	55.5377	Sale

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement of the Filing Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 3, 2015

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN SPV (SUB) V, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.

By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.

By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

/s/ NELSON PELTZ
NELSON PELTZ

/s/ PETER W. MAY
PETER W. MAY

/s/ EDWARD P. GARDEN
EDWARD P. GARDEN